AB
3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8 – 67672

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

KH 3/H

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING ___12/31/10___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   Kipling Jones & Co., Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

___1200 Smith Street, Ste. 1600___
                         (No. and Street)

___Houston___   ___TX___   ___77002___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
                         (Name – *if individual, state last, first, middle name*)

___4421 Wanda Lane___   **Flower Mound**   **Texas**   ___75022___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   ■ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

11019948

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, ___Robbi J. Jones_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Jones & Co., Ltd.**_____, as of ___December 31_____, 20__10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

DOZY CRYER
Notary Public, State of Texas
My Commission Expires
January 30, 2014

Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

KIPLING JONES & CO., LTD.

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Kipling Jones & Co., Ltd.

We have audited the accompanying statement of financial condition of Kipling Jones & Co., Ltd. as of December 31, 2010, and the related statements of income, partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Jones & Co., Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 25, 2011

1

KIPLING JONES & CO., LTD.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 81,579
Certificates of deposit	211,853
Commissions receivable	39,440
Prepaid expenses	335
Clearing deposit	25,000
Property and equipment, net	775
Deposits	2,169
TOTAL ASSETS	**$ 361,151**

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable and accrued expenses	$ 4,268
Partners' Capital	356,883
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$ 361,151**

See notes to financial statements.   2

Revenue

Municipal underwriting income	$ 139,734
Advisory fees	347,654
Interest income	3,838
Other income	4,700
TOTAL REVENUE	495,926

Expenses

Clearing Charges	565
Communications	35,748
Compensation and related costs	219,353
Occupancy and equipment	61,419
Professional fees	72,275
Regulatory fees	19,862
Travel	66,088
Other expenses	12,357
TOTAL EXPENSES	487,667
NET INCOME	$ 8,259

See notes to financial statements.   3

KIPLING JONES & CO., LTD.
Statement of Partners' Capital
Year Ended December 31, 2010

	General Partner	Class A Limited Partners	Class B Limited Partners	Total
Balances at December 31, 2009	$ 21,902	$ (31,752)	$ 181,164	$ 171,314
Partners' contributions	-	141,310	36,000	177,310
Net income	83	7,433	743	8,259
Balances at December 31, 2010	$ 21,985	$ 116,991	$ 217,907	$ 356,883

KIPLING JONES & CO., LTD.
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:

Net income	$ 8,259
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	250
Change in assets and liabilities	
Increase in certificates of deposit	(59,013)
Decrease in commissions receivable	7,435
Decrease in prepaid expenses	4,665
Increase in clearing deposit	(25,000)
Increase in accounts payable and accrued expenses	83
Decrease in payable to clearing broker/dealer	(56,135)
Net cash used in operating activities	(119,456)

Cash flows from financing activities:

Partners' contributions	177,310
Net change in cash	57,854
Cash at beginning of year	23,725
CASH AT END OF YEAR	$ 81,579

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

See notes to financial statements.

5

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Kipling Jones & Co., Ltd. (Partnership), a Texas limited partnership, was formed in May 2003. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides financial advisory and municipal underwriting services to public institutions located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is JonesCap, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2059, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Cash Equivalents</u>

Money market funds and highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

<u>Property and Equipment</u>

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

<u>Municipal Underwriting Income and Advisory Fees</u>

The Partnership recognizes municipal underwriting income and advisory fees when earned under the respective agreements.

<u>Security Transactions</u>

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

<u>Income Taxes</u>

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

The Partnership has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Partnership has reviewed all open tax years and concluded that there is no impact on the Partnership's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open Federal tax years include the tax years ended December 31, 2007 through December 31, 2009.

<u>Promotional Costs</u>

The Partnership expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

KIPLING JONES & CO., LTD.
Notes to Financial Statements
December 31, 2010

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement also requires the Partnership to maintain a minimum of $25,000 as deposit in accounts with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Partnership had net capital and net capital requirements of $353,604 and $100,000, respectively. The Partnership's net capital ratio was 0.01 to 1.

Note 4 - Property and Equipment

Property and equipment consists of equipment at a cost of $1,500, less accumulated depreciation of $725. Depreciation expense for the year totaled $250 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Partners' Capital

The Class A Limited Partners constitute the primary ownership of the Partnership, representing 90% of the Partnership interests.

The Class B Limited Partners are equal to the Class A Limited Partners, other than Class A Limited partners have additional voting rights and are required to make additional capital contributions as called for by the General Partner and approved by a vote of the Class A Limited Partners.

Note 6 - Related Party Transactions/ Concentration of Revenue

One of the Partnership's registered representatives generated approximately 30% of the Partnership's revenue for the year ended December 31, 2010.

Note 7 - **Off-Balance-Sheet Risk**

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - **Office Leases**

The Partnership leases office space under three operating leases on a month-to-month basis. Office rent expense for the year was $56,692 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 9 - **Contingencies**

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results in operations, or cash flows of the Partnership.

Note 10 - **Subsequent Events**

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2010, through February 25, 2011, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Partnership's financial statements.

KIPLING JONES & CO., LTD.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2010

Total partners' capital qualified for net capital	$ 356,883
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	335
Property and equipment, net	775
Deposits	2,169
Total deductions and/or charges	3,279
Net Capital	$ 353,604
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 4,268
Total aggregate indebtedness	$ 4,268
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or	
6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 253,604
Ratio of aggregate indebtedness to net capital	.01 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as filed by Kipling Jones & Co., Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Partners
Kipling Jones & Co., Ltd.

In planning and performing our audit of the financial statements of Kipling Jones & Co., Ltd. (the Partnership), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 25, 2011